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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

IntercontinentalExchange, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45865V100
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45865V100	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Total S.A.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	France

	5	SOLE VOTING POWER:

NUMBER OF		4,505,268

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,505,268

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,505,268

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.1% (based on 55,466,753 shares of common stock, par value $.01 per share, of InterContinental Exchange, Inc. outstanding on November 16, 2005 as disclosed by InterContinental Exchange, Inc. in its filing with the Securities and Exchange Commission pursuant to Rule 424(b)(1) on November 16, 2005)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

Item 1(a).	Name of Issuer:

IntercontinentalExchange, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2100 RiverEdge Parkway
Suite 500
Atlanta, Georgia 30328

Item 2(a), (b) and (c).	Name of Person Filing; Address of Principal Business Office or, if None, Residence; and Citizenship:

This statement is being filed by Total S.A., a company organized under the laws of France. Total S.A.’s principal business is oil, gas and chemicals. The address of Total S.A.’s principal business and office is 2, place de la Coupole, La Défense 6, 92078 Paris La Défense Cedex, France.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

45865V100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or Dealer registered under Section 15 of the Exchange Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) ☐ Investment company registered under Section 8 of the Investment Company Act.
(e) ☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) ☐ Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

Item 4.	Ownership

Total S.A. beneficially owns the following shares through its wholly-owned indirect subsidiary Total Investments USA, Inc.:

Amount beneficially owned:	4,505,268
Percent of class:	8.1
Number of shares as to which such person has:
Sole power to vote:	4,505,268
Shared power to vote:	-0-
Sole power to dispose of:	4,505,268
Shared power to dispose of:	-0-
Total S.A. was the beneficial owner of the Common Stock reported in this Form 13G prior to the registration of such shares with the Securities and Exchange Commission.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit A

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TOTAL S.A.
By:	/s/ Charles Paris de Bollardière
	Name:	Charles Paris de Bollardière
	Title:	Treasurer

Date: February 14, 2006